Cleco Corporation
2030 Donahue Ferry Road
PO Box 5000
Pineville, LA 71361-5000
Tel 318 484-7400

August 5, 2014

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn: James Allegretto

RE:    Cleco Corporation (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 25, 2014
Form 10-Q for the Quarterly Period Ended March 31, 2014
Filed April 28, 2014
File No. 1-15759

Ladies and Gentlemen:

This letter responds to the comments that the Company received from the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”) by letter dated July 22, 2014. For your convenience, the Company’s responses are prefaced by the Commission’s comment in bold text.
Form 10-K for the Fiscal Year Ended December 31, 2013

Notes to the Financial Statements, page 74

Note 3 - Regulatory Assets and Liabilities, page 80

Production O&M Expenses, page 83

1.
Explain to us how the production operations and maintenance expenses qualified for deferral as a regulatory asset as of December 31, 2013. In this regard, we note your disclosure that amortization of the regulatory asset will commence subsequent to a rate proceeding authorizing such collection. We assume the LPSC authorization was essentially an accounting order. If so, please explain how an accounting order ensures it is probable such cost(s) will be recovered in rates. Refer to ASC 980-340-25-1. Please also specifically explain the purpose of the LPSC action and whether subsequent collection of previously incurred costs constitutes retroactive rate making.

U.S. Securities and Exchange Commission
Division of Corporation Finance
August 5, 2014

Response:
The Registrant (Cleco Power) follows the authoritative guidance on regulated operations, (ASC 980-340-25-1) in which Cleco Power capitalizes or defers certain costs with management’s ongoing assessment that it is probable these items will be recovered through the ratemaking process. In its rate case filing in Docket No. U-30689 filed on July 14, 2008, Cleco Power included estimates of production operations and maintenance (O&M) expenses to be incurred to maintain its generating fleet over a four-year period. The Louisiana Public Service Commission (LPSC) issued Order No. U-30689 on October 28, 2010, authorizing and directing that “Cleco Power shall recognize a deferred asset for actual production O&M expenses, net of fuel and payroll, in excess of the $25.6 million annually (the O&M deferral threshold), on a total company basis as adjusted for growth in retail base revenues and approved O&M changes.” These amounts were estimates and the purpose of the O&M deferral was to create a ratemaking and recovery mechanism for recovering the fluctuating yearly actual O&M expenses, utilizing the metrics specified in the Formula Rate Plan established in Order No. U-30689. The high likelihood of recovery of the production O&M deferral in rates was established in this docket.

As of December 31, 2013, Cleco Power had deferred $8.5 million as a regulatory asset. As of June 30, 2014, there have been no additional deferrals. As part of Cleco Power’s Formula Rate Plan extension request in LPSC Docket No. U-32779, which was authorized by Order No. U-32779 issued on June 27, 2014, the LPSC provided for the collection of the amount of the regulatory asset to be recovered over a three-year period beginning on July 1, 2014, which includes the $8.5 million deferred in 2013.

The Registrants respectfully advise the Staff that this authorized ratemaking by the LPSC is not retroactive ratemaking. Retroactive ratemaking is the changing of authorized rates after they have been made effective to either increase or decrease such rates for past periods when they were already charged and collected1. Here, instead, with the LPSC’s authorized regulatory asset and related deferred recovery mechanism, certain of Cleco Power’s forecast production O&M expenses simply are estimated and recovered relatively synchronously with their actual incurrence. The Registrants contend that this is not retroactive ratemaking, since no past rates and charges are changed as a result. The LPSC’s authorized deferral and collection mechanism is prospective ratemaking, since it charges current customers for their current cost-of-service, without reversing past rates charged and collected.

Form 10-Q for the Quarterly Period Ended March 31, 2014
Condensed Consolidated Statements of Income (Unaudited), page 8

1.	Please tell us how your presentation of cash dividends paid per share of common stock complies with paragraph 5 of ASC 260-10-45.

_____________________________________
1 The Louisiana Supreme Court has stated that “[g]enerally, retroactive rate making occurs when a utility is permitted to recover an additional charge for past losses, or when a utility is required to refund revenues collected pursuant to its lawfully established rates.” South Central Bell Telephone Company v. Louisiana Public Service Commission, 594 So.2d 357, 359 (La. 1992).

U.S. Securities and Exchange Commission
Division of Corporation Finance
August 5, 2014

Response:
The Registrant (Cleco Corporation) respectfully advises the Staff that it is not presenting an additional item for disclosure under ASC 260-10-45 but rather Item 10-01(b)(2) of Regulation S-X. The Registrant has historically disclosed dividends paid per common share on the face of the Condensed Consolidated Statements of Income in its Form 10-Q to remain consistent with the interim requirements set forth in Item 10-01(b)(2) of Regulation S-X which states, “If appropriate, the income statement shall show earnings per share and dividends declared per share applicable to common stock.” Cleco’s dividends are declared and paid in the same quarter, which yields the same results; however, to be more consistent with the requirements in Item 10-01(b)(2) of Regulation S-X, in future interim reporting period filings, Cleco will report “dividends declared” rather than “dividends paid” on the face of the Statements of Income.
Annual requirements set forth in Item 3-04 of Regulation S-X state, “With respect to any dividends, state the amount per share and in the aggregate for each class of shares.” Cleco has disclosed this information on its Consolidated Statements of Changes in Common Shareholders’ Equity statement in its annual report on Form 10-K.
In providing this response letter to the Staff, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filings, (ii) Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the above-referenced filings, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you or any member of the Staff has any questions regarding the responses set forth herein, please contact the undersigned at (318) 484-7642.

Sincerely,

/s/ Thomas R. Miller
Thomas R. Miller
Senior Vice President and Chief Financial Officer